Exhibit 99.7

VNET GROUP, INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Contents

Condensed Consolidated Balance Sheet as of December 31, 2020 and Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2021	F-2 — F-5

Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months Periods Ended June 30, 2020 and 2021	F-6

Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) Income for the Six Months Periods Ended June 30, 2020 and 2021	F-7

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Periods Ended June 30, 2020 and 2021	F-8 — F-10

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Periods Ended June 30, 2020 and 2021	F-11 — F-12

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-13 — F-47

VNET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,710,349	4,603,653	713,015
Restricted cash		270,450	286,303	44,343
Accounts and notes receivable (net of allowance for doubtful debt of RMB68,921 and RMB74,994 (US$11,615) as of December 31, 2020 and June 30, 2021, respectively)	4	847,233	1,243,053	192,524
Short-term investments		285,872	12,920	2,001
Prepaid expenses and other current assets	5	1,866,184	1,819,808	281,853
Amounts due from related parties	19	75,519	73,595	11,398
Total current assets		6,055,607	8,039,332	1,245,134

Non-current assets:
Property and equipment, net	6	8,106,425	8,473,036	1,312,306
Intangible assets, net	7	658,195	641,252	99,317
Land use rights, net	8	255,373	305,276	47,281
Operating lease right-of-use assets, net	13	1,325,526	1,279,138	198,113
Goodwill	9	994,993	994,993	154,105
Restricted cash		135,638	131,534	20,372
Deferred tax assets	18	185,481	183,407	28,406
Long-term investments	10	135,517	115,515	17,891
Amounts due from related parties	19	20,562	—	—
Other non-current assets		1,500,438	1,720,502	266,472
Total non-current assets		13,318,148	13,844,653	2,144,263
Total assets		19,373,755	21,883,985	3,389,397

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2021

(CONTINUED)

(Amounts in thousands of RMB and US$)

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB34,000 and nil as of December 31, 2020 and June 30, 2021, respectively)	11	34,000	—	—
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB182,669 and RMB361,490 (US$55,988) as of December 31, 2020 and June 30, 2021, respectively)		289,387	432,257	66,948
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB981,961 and RMB885,580 (US$137,159) as of December 31, 2020 and June 30, 2021, respectively)	12	1,631,563	1,443,884	223,629
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,041,594 and RMB980,088 (US$151,796) as of December 31, 2020 and June 30, 2021, respectively)		1,041,594	980,088	151,796
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB58,066 and RMB58,545 (US$9,067) as of December 31, 2020 and June 30, 2021, respectively)		63,245	63,311	9,806
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB12,743 and RMB14,714 (US$2,279) as of December 31, 2020 and June 30, 2021, respectively)		29,028	35,992	5,574
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of RMB50,193 and RMB1,820 (US$282) as of December 31, 2020 and June 30, 2021, respectively)	19	51,007	2,595	402
Current portion of long-term borrowings (including current portion of long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB165,328 and RMB201,355 (US$31,186) as of December 31, 2020 and June 30, 2021, respectively)	11	180,328	233,448	36,156
Current portion of finance lease liabilities (including current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB362,760 and RMB344,253 (US$53,318) as of December 31, 2020 and June 30, 2021, respectively)	13	403,843	389,000	60,248
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,074 and RMB2,074 (US$321) as of December 31, 2020 and June 30, 2021, respectively)		2,074	2,074	321
Current portion of bonds payable	14	1,943,619	1,932,905	299,369
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB427,114 and RMB347,006 (US$53,744) as of December 31, 2020 and June 30, 2021, respectively)	13	452,272	372,007	57,617
Total current liabilities		6,121,960	5,887,561	911,866

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2021

(CONTINUED)

(Amounts in thousands of RMB and US$)

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB570,135 and RMB923,232 (US$142,990) as of December 31, 2020 and June 30, 2021, respectively)	11	886,996	1,593,557	246,811
Convertible promissory notes	16	3,014,057	4,732,739	733,008
Non-current portion of finance lease liabilities (including non-current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB299,399 and RMB705,778 (US$109,311) as of December 31, 2020 and June 30, 2021, respectively)	13	688,128	1,071,404	165,939
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB68,317 and RMB71,442 (US$11,065) as of December 31, 2020 and June 30, 2021, respectively)	18	68,696	71,835	11,126
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB155,281 and RMB124,134 (US$19,226) as of December 31, 2020 and June 30, 2021, respectively)		299,093	293,632	45,478
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB4,100 and RMB3,196 (US$495) as of December 31, 2020 and June 30, 2021, respectively)		4,100	3,196	495
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without resource to the primary beneficiaries of RMB747,746 and nil as of December 31, 2020 and June 30, 2021, respectively)	19	747,746	—	—
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the Consolidated VIEs without resource to the primary beneficiaries of RMB497,268 and RMB802,619 (US$124,310) as of December 31, 2020 and June 30, 2021, respectively)	13	645,499	946,898	146,656
Total non-current liabilities		6,354,315	8,713,261	1,349,513
Total liabilities		12,476,275	14,600,822	2,261,379
Commitments and contingencies	23

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2021

(CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,199,790,000 and 1,199,790,000 shares authorized; 672,024,600 and 839,152,323 issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)		44	54	8
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 145,875,113 and 34,821,723 issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)		12	5	1
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)		—	—	—
Series A perpetual convertible preferred shares (par value of US$0.00001 per share; 150,000 and nil shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	15	1,047,468	—	—
Additional paid-in capital		13,083,119	14,995,378	2,322,488
Accumulated other comprehensive loss		(55,535)	(63,254)	(9,797)
Statutory reserves		74,462	74,462	11,533
Accumulated deficit		(7,235,113)	(7,721,978)	(1,195,982)
Treasury stock		(349,523)	(349,523)	(54,134)
Total VNET Group, Inc. shareholders’ equity		6,564,934	6,935,144	1,074,117

Noncontrolling interest		332,546	348,019	53,901
Total shareholders’ equity		6,897,480	7,283,163	1,128,018
Total liabilities and shareholders’ equity		19,373,755	21,883,985	3,389,397

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the six months periods ended June 30,
	Notes	2020		2021
		RMB		RMB		US$
Net revenues
Hosting and related services		2,234,858		2,883,901		446,659
Cost of revenues
Hosting and related services		(1,728,415)		(2,201,074)		(340,903)

Gross profit		506,443		682,827		105,756

Operating expenses
Sales and marketing expenses		(100,362)		(133,565)		(20,687)
Research and development expenses		(44,649)		(71,861)		(11,130)
General and administrative expenses		(244,696)		(289,489)		(44,836)
Allowance for doubtful debt		(1,183)		(7,920)		(1,227)
Impairment of loan receivable to potential investee		—		(2,816)		(436)
Total operating expenses		(390,890)		(505,651)		(78,316)

Operating profit		115,553		177,176		27,440

Interest income		21,095		13,812		2,139
Interest expense		(205,000)		(171,574)		(26,573)
Other income		9,056		7,435		1,152
Other expenses		(23,991)		(15,294)		(2,369)
Changes in the fair value of convertible promissory notes	16/22	(1,612,054)		415,466		64,347
Foreign exchange (loss) gain, net		(41,472)		44,180		6,843

(Loss) income before income taxes and loss from equity method investments		(1,736,813)		471,201		72,979

Income tax expenses	18	(42,896)		(66,798)		(10,346)
Loss from equity method investments		(6,590)		(24,910)		(3,858)

Net (loss) income		(1,786,299)		379,493		58,775

Net income attributable to noncontrolling interest		(4,814)		(8,300)		(1,286)

Net (loss) income attributable to VNET Group, Inc.		(1,791,113)		371,193		57,489

(Loss) earning per share:
Basic	20	RMB	(3.42)	RMB	0.42	US$	0.07
Diluted	20	RMB	(3.42)	RMB	(0.05)	US$	(0.01)

Shares used in (loss) earning per share computation:
Basic	20	660,543,890		863,960,057		863,960,057
Diluted	20	660,543,890		905,136,178		905,136,178

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) Income

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Net (loss) income	(1,786,299)	379,493	58,775
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	9,047	(7,719)	(1,196)
Other comprehensive income (loss), net of tax of nil	9,047	(7,719)	(1,196)
Comprehensive (loss) income	(1,777,252)	371,774	57,579
Comprehensive income attributable to noncontrolling interest	(4,814)	(8,300)	(1,286)
Comprehensive (loss) income attributable to VNET Group, Inc.	(1,782,066)	363,474	56,293

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(1,786,299)	379,493	58,775
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Foreign exchange loss (gain), net	41,472	(44,180)	(6,843)
Depreciation and amortization	418,588	597,843	92,594
Loss on disposal of property and equipment and intangible assets	2,567	8,681	1,345
Allowance for doubtful debt	1,183	7,920	1,227
Impairment of loan receivable to potential investee	—	2,816	436
Share-based compensation expense	31,662	62,362	9,659
Deferred income tax loss (benefits)	4,081	(3,387)	(525)
Loss from equity method investments	6,591	24,910	3,858
Changes in the fair value of convertible promissory notes (Note 16/22)	1,612,054	(415,466)	(64,347)
Lease expense	202,598	253,243	39,222
Gain from disposal of equity investments without readily determinable fair value	(257)	—	—
Non-cash interest expense	—	7,151	1,108
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(281,298)	(402,128)	(62,282)
Prepaid expenses and other current assets	(134,942)	128,920	19,967
Amounts due from related parties	(26,940)	(118)	(18)
Accounts and notes payables	34,274	142,867	22,127
Unrecognized tax benefits	1,286	3,139	486
Accrued expenses and other payables	139,214	121,286	18,787
Deferred revenue	(3,298)	66	10
Advances from customers	118,969	(61,506)	(9,526)
Income taxes payable	(5,349)	6,964	1,079
Amounts due to related parties	(751)	1,244	193
Lease liabilities	(154,964)	(232,861)	(36,066)
Net cash generated from operating activities	220,441	589,259	91,266

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(914,265)	(1,105,557)	(171,229)
Purchases of land use rights	—	(53,951)	(8,356)
Purchases of intangible assets	(16,236)	(25,194)	(3,902)
Proceeds from disposal of property and equipment	185	4,422	685
Proceeds from disposal of land use right	9,397	—	—
Collection of consideration for disposal of subsidiaries	5,802	—	—
Payments for short-term investments	(36,432)	(64,605)	(10,006)
Payments for long-term investments	—	(5,000)	(774)
Payment of loans to related parties	(48,449)	—	—
Payment of loans to third parties	—	(1,524)	(236)
Receipt of loans to third parties	30,000	—	—
Proceeds received from maturity of short-term investments	246,644	333,718	51,686
Proceeds from disposal of long-term investments	923	98	15
Payments for deposit for acquiring data center	(14,043)	(203,062)	(31,450)
Collection of deposit for acquiring data center	3,000	30,000	4,646
Cash receipt from a subsidiary acquired, net of cash paid	47	—	—
Payment for acquisitions, net of cash acquired	(70,000)	(52,500)	(8,131)
Cash receipt from related party due to restructuring	140,738	—	—
Net cash used in investing activities	(662,689)	(1,143,155)	(177,052)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	2,336	286	44
Proceeds from issuance of Series A perpetual convertible preferred shares (Note 15)	1,058,325	—	—
Payment for issuance cost of ordinary shares	—	(131)	(20)
Payment for shares repurchase and cancellation (Note 21)	—	(1,701,807)	(263,576)
Proceeds from issuance of convertible promissory notes (Note 16)	1,409,385	3,879,900	600,920
Payment of issuance cost of convertible promissory notes (Note 16)	(18,762)	(86,639)	(13,419)
Proceeds from short-term bank borrowings	34,000	—	—
Repayment of short-term bank borrowings	(30,000)	(34,000)	(5,266)
Proceeds from long-term bank borrowings	408,847	752,259	116,510
Repayment of long-term bank borrowings	(16,000)	(30,300)	(4,693)
Payments for purchase of property and equipment through finance leases	(150,501)	(352,189)	(54,547)
Rental payment and deposits for financing arrangements	(32,357)	(80,196)	(12,421)
Contribution from noncontrolling interest in subsidiaries	3,139	7,173	1,111
Profit distribution to noncontrolling interest	—	(272)	(42)
Proceeds from financing arrangements	214,448	100,000	15,488
Net cash generated from financing activities	2,882,860	2,454,084	380,089
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	24,578	4,865	752
Net increase in cash and cash equivalents and restricted cash	2,465,190	1,905,053	295,055
Cash and cash equivalents and restricted cash at beginning of period	2,357,177	3,116,437	482,675
Cash and cash equivalents and restricted cash at end of period	4,822,367	5,021,490	777,730

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	4,325,324	4,603,653	713,015
Restricted cash-current	427,415	286,303	44,343
Restricted cash-non-current	69,628	131,534	20,372
Total cash and cash equivalents and restricted cash	4,822,367	5,021,490	777,730

Supplemental disclosures of cash flow information:
Income taxes paid	(45,948)	(83,485)	(12,930)
Interest paid	(128,552)	(122,369)	(18,953)
Interest received	15,410	13,909	2,154

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	93,651	206,855	32,038
Purchase of property and equipment through finance leases	67,584	99,404	15,396
Purchase of property and equipment included in accrued expenses and other payables	148,914	(160,782)	(24,902)
Purchase of intangible assets included in accrued expenses and other payables	4,965	499	77

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Treasury Stock	Ordinary shares	Series A perpetual convertible preferred shareholders	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total VNET Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2020	679,963,488	(349,523)	46	—	9,202,567	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628
Consolidated net loss	—	—	—	—	—	—	—	(1,791,113)	(1,791,113)	4,814	(1,786,299)
Contribution by noncontrolling interest	—	—	—	—	—	—	—	—	—	3,139	3,139
Cumulative adjustment for changes in accounting policy	—	—	—	—	—	—	—	(2,740)	(2,740)	—	(2,740)
Issuance of perpetual convertible preferred shares	—	—	—	1,044,913	—	—	—	—	1,044,913	—	1,044,913
Deemed distribution to perpetual convertible preferred shareholders	—	—	—	—	470,643	—	—	(470,643)	—	—	—
Issuance of new shares for share option exercise and restricted share units vested	635,346	—	—	—	—	—	—	—	—	—	—
Foreign exchange difference	—	—	—	—	120	9,047	—	—	9,167	—	9,167
Share-based compensation	—	—	—	—	33,748	—	—	—	33,748	—	33,748
Appropriation of statutory reserves	—	—	—	—	—	—	(1,292)	1,292	—	—	—
Share options exercised	425,892	—	—	—	2,336	—	—	—	2,336	—	2,336
Restricted share units vested	2,044,482	—	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank	(2,470,374)	—	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2020	680,598,834	(349,523)	46	1,044,913	9,709,414	86,951	59,177	(6,301,594)	4,249,384	286,508	4,535,892

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Treasury Stock	Ordinary shares	Series A perpetual convertible preferred shareholders	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total VNET Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2021	817,959,713	(349,523)	56	1,047,468	13,083,119	(55,535)	74,462	(7,235,113)	6,564,934	332,546	6,897,480
Consolidated net income	—	—	—	—	—	—	—	371,193	371,193	8,300	379,493
Contribution by noncontrolling interest	—	—	—	—	—	—	—	—	—	7,173	7,173
Appropriation of dividend	—	—	—	—	—	—	—	(272)	(272)	—	(272)
Conversion of perpetual convertible preferred shares and cumulative dividend	54,507,816	—	3	(1,047,468)	1,076,208	(16)	—	(28,727)	—	—	—
Conversion of convertible promissory notes	42,401,010	—	3	—	1,639,803	—	—	—	1,639,806	—	1,639,806
Shares repurchase and cancellation	(48,634,493)	—	(3)	—	(866,400)	(9,428)	—	(829,059)	(1,704,890)	—	(1,704,890)
Foreign exchange difference	—	—	—	—	—	1,725	—	—	1,725	—	1,725
Share-based compensation	—	—	—	—	62,362	—	—	—	62,362	—	62,362
Share issued to depositary bank	7,800,000	—	—	—	—	—	—	—	—	—	—
Share options exercised	34,002	—	—	—	286	—	—	—	286	—	286
Restricted share units vested	2,797,848	—	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank	(2,831,850)	—	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2021	874,034,046	(349,523)	59	—	14,995,378	(63,254)	74,462	(7,721,978)	6,935,144	348,019	7,283,163
Balance as of June 30, 2021 US$		(54,134)	9	—	2,322,488	(9,797)	11,533	(1,195,982)	1,074,117	53,901	1,128,018

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.        ORGANIZATION

21Vianet Group, Inc. was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. On October 8, 2021, 21Vianet Group, Inc. changed its name to VNET Group, Inc. to promote brand awareness. The Company through its consolidated subsidiaries and variable interest entities (the “VIEs”) are principally engaged in the provision of hosting and related services.

(a)      VIE disclosures

Except for certain property, leasehold improvements and land use right with total carrying amounts of RMB491,689 (US$76,153) that were pledged to secure banking borrowings granted to the Company (Note 11), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.       ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2020 and June 30, 2021 and for the six months periods ended June 30, 2020 and 2021 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	737,556	758,831	117,528
Restricted cash	260,450	286,303	44,343
Accounts receivable (net of allowance for doubtful debt of RMB67,632 and RMB73,354 (US$11,361) as of December 31, 2020 and June 30, 2021, respectively)	664,610	1,109,638	171,861
Prepaid expenses and other current assets	1,622,662	1,586,718	245,751
Amounts due from related parties	12,968	11,061	1,713
Total current assets	3,298,246	3,752,551	581,196
Non-current assets:
Property and equipment, net	5,170,878	5,425,306	840,273
Intangible assets, net	342,288	345,328	53,484
Land use rights, net	46,719	46,099	7,140
Operating lease right-of-use assets, net	1,134,073	1,098,107	170,075
Goodwill	308,110	308,110	47,720
Restricted cash	27,719	24,678	3,822
Deferred tax assets	168,181	143,259	22,188
Amounts due from related parties	20,562	—	—
Other non-current assets	435,144	452,316	70,055
Long-term investments	172,593	149,931	23,221
Total non-current assets	7,826,267	7,993,134	1,237,978
Total assets	11,124,513	11,745,685	1,819,174
Current liabilities:
Short-term bank borrowings	34,000	—	—
Accounts and notes payable	182,669	361,490	55,988
Accrued expenses and other payables	981,961	885,580	137,159
Advance from customers	1,041,594	980,088	151,796
Deferred revenue	58,066	58,545	9,067
Income tax payable	12,743	14,714	2,279
Amounts due to inter-companies (1)	4,248,422	4,644,101	719,280
Amounts due to related parties	50,193	1,820	282
Current portion of finance lease liabilities	362,760	344,253	53,318
Current portion of long-term borrowings	165,328	201,355	31,186
Deferred government grants	2,074	2,074	321
Current portion of operating lease liabilities	427,114	347,006	53,744
Total current liabilities	7,566,924	7,841,026	1,214,420

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.       ORGANIZATION (CONTINUED)

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Non-current liabilities:
Amounts due to inter-companies (1)	1,020,972	1,020,972	158,128
Amounts due to related parties	747,746	—	—
Long-term borrowings	570,135	923,232	142,990
Non-current portion of finance lease liabilities	299,399	705,778	109,311
Unrecognized tax benefits	68,317	71,442	11,065
Deferred tax liabilities	155,281	124,134	19,226
Deferred government grants	4,100	3,196	495
Non-current portion of operating lease liabilities	497,268	802,619	124,310
Total non-current liabilities	3,363,218	3,651,373	565,525
Total liabilities	10,930,142	11,492,399	1,779,945

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues	1,770,597	2,457,509	380,620
Net profit	22,591	59,183	9,166

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Net cash generated from operating activities	258,807	453,673	70,265
Net cash used in investing activities	(712,997)	(733,036)	(113,533)
Net cash generated from financing activities	437,506	323,450	50,096
Net (decrease) increase in cash and cash equivalents and restricted cash	(16,684)	44,087	6,828

(1)         Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                  Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months period ended June 30, 2021 are not necessarily indicative of results to be expected for any other interim period or for the year ended December 31, 2021. The condensed consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2020.

(b)                  Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, determining the valuation allowance for deferred tax assets, determining the fair value of convertible promissory notes and assessing the initial valuation of the assets acquired and liabilities assumed in acquisitions. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

(c)                  Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.4566 on June 30, 2021, the last business day in June 2021, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)      Revenue recognition

The Company provides hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones (“Hosting service”), virtual private network services providing encrypted secured connection to public internet (“VPN service”) and other value-added services and public cloud service through strategic partnership with Microsoft.

The Company recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) , the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to customers. Otherwise, the Company records revenue at the net amounts as commissions.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)     Revenue recognition (continued)

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Hosting services are services that the Company dedicates data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. The Company also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. The Company is a principal and records revenue for Hosting service on a gross basis.

VPN services are services that the Company extends customers’ private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed amount over the contract service period and revenue are recognized on a straight-line basis over the term of the contract. The Company is a principal and records revenue for VPN service on a gross basis.

The Company partners with Microsoft to provide Cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. Cloud services are generally charged by the Company to the end customers for a fixed amount or based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. The Company fulfils its performance obligation of facilitating Microsoft to provide the Cloud services to the end customers by providing, but not limited to, contract processing management, billing, payment collection, maintenance, help desk supports and certain IT infrastructure services. These are considered as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; therefore, they are accounted for as a single performance obligation that is satisfied over time. The corresponding consideration that the Company is entitled to is recognized as revenue using a time-based method since this best depicts the pattern of the control transfer. Revenue from Cloud services consists of monthly incentive revenues received from Microsoft upon completion of certain conditions and gross billing amount received from end customers net of considerations remitted by the Company to Microsoft. When the contract is modified to add distinct services to the single performance obligation for additional fees, such changes are accounted for prospectively as a termination of the old contract and the creation of a new contract.

For certain arrangements, customers are required to pay the Company before the services are delivered. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment. Contract liabilities were mainly related to fee received for Hosting services to be provided over the contract period, which were presented as deferred revenue on the consolidated balance sheets.

Deferred revenue represents the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2020 and June 30, 2021, the Company has deferred revenue amounting up to RMB63,245 and RMB63,311 (US$9,806), respectively. Revenue recognized from opening deferred revenue balance was RMB52,159 (US$8,078) for the six months period ended June 30, 2021.

The Company’s certain Hosting service contains lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if 1) the timing and pattern of transfer of the lease component and non-lease component is the same; 2) the lease component should be classified as an operating lease if it were accounted for separately. The combined component is accounted for in accordance with the current lease accounting guidance (“ASC 842”) if the lease component is predominant, and in accordance with the ASC 606 if the non-lease component is predominant. The Company has determined that the non-lease component is the predominant component in Hosting service. Therefore, the Company has accounted for the combined component in accordance with ASC 606.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)            Revenue recognition (continued)

The Company does not disclose the value of unsatisfied performance obligations as the Company’s revenue contracts are (i) contracts with an original expected length of one year or less or (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

(e)            (Loss) earning per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic (loss) earning per share is computed by dividing net (loss) earning attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the six months using two-class method. Under the two-class method, net (loss) earning is allocated between ordinary shares and participating securities based on their participating rights. The company’s series A preferred shares (Note 15) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders using two-class method as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic (loss) earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method and shares issuable upon the conversion of the company’s series A preferred shares and convertible promissory notes using if converted method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

(f)             Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which is elective, and provides for optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Company is currently evaluating the impact of reference rate reform and potential impact of adoption of these elective practical expedients on its condensed consolidated financial statements and will consider the impact of adoption during its analysis. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.      ACQUISITION OF SUBSIDIARIES

Acquisitions in 2020

SH Shuzhong

On June 30, 2020, as part of its business strategy to expand the existing hosting service, the Company through its subsidiary, Shanghai Shilian Technology Co., Ltd. (“SH Shilian”), acquired 100% of the equity interests in Shanghai Shuzhong Investment Management Co., Ltd. (“SH Shuzhong”) which primarily provides internet data center service from a third party selling shareholder, for a total cash consideration of RMB36,667. As SH Shuzhong is in operations and possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as business combination. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition:

RMB
Property and equipment, net	348,475
Operating lease right-of-use assets, net	81,034
Customer contract (Note 7)	33,500
Purchased software	23
Deferred tax assets	14,848
Other non-current assets	1,685
Other current assets	44,774
Total assets acquired	524,339
Other current liabilities	(406,932)
Operating lease liabilities	(45,034)
Deferred tax liabilities	(41,169)
Total liabilities assumed	(493,135)
Net assets acquired	31,204
Purchase consideration	36,667
Goodwill	5,463

The revenue and net profit since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2020 were RMB41,928 and RMB5,579, respectively. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.        ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Accounts receivable	913,902	1,316,309	203,870
Notes receivable	2,252	1,738	269
Allowance for doubtful debt	(68,921)	(74,994)	(11,615)
	847,233	1,243,053	192,524

As of December 31, 2020 and June 30, 2021, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt, considering the adoption of ASC 326 since January 1, 2020, was as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Balance at beginning of the year/period	67,828	68,921	10,674
Cumulative adjustment for changes in accounting policy	2,740	—	—
Additional provision charged to expense	2,393	6,308	977
Write-off of accounts receivable	(4,040)	(235)	(36)
Balance at the end of the year/period	68,921	74,994	11,615

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

5.        PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Prepaid expenses	884,156	801,132	124,080
Tax recoverables	879,237	876,165	135,701
Staff advances	968	1,575	244
Interest receivables	1,484	1,387	215
Deposits	31,774	70,695	10,949
Loans to third parties	19,107	17,769	2,752
Others	49,458	51,085	7,912
	1,866,184	1,819,808	281,853

Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.

6.        PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
At cost:
Property	1,511,429	1,511,429	234,091
Leasehold improvements	2,609,828	2,756,823	426,978
Computer and network equipment	4,899,577	5,166,529	800,193
Optical fibers	142,723	142,723	22,105
Office equipment	26,845	27,562	4,269
Motor vehicles	2,668	3,736	579
	9,193,070	9,608,802	1,488,215
Less: accumulated depreciation	(3,285,138)	(3,698,575)	(572,837)
Impairment	(35,793)	(17,616)	(2,728)
	5,872,139	5,892,611	912,650
Construction-in-progress	2,234,286	2,580,425	399,656
	8,106,425	8,473,036	1,312,306

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

6.        PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB381,683 and RMB552,931 (US$85,638) for the six months periods ended June 30, 2020 and 2021, respectively, and was included in the following captions:

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Cost of revenues	355,001	523,817	81,129
Sales and marketing expenses	1,119	435	67
General and administrative expenses	14,415	12,828	1,987
Research and development expenses	11,148	15,851	2,455
	381,683	552,931	85,638

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Property	921,970	921,970	142,795
Computer and network equipment	1,019,588	940,670	145,691
Optical fibers	137,924	137,924	21,362
	2,079,482	2,000,564	309,848
Less: accumulated depreciation	(661,796)	(752,571)	(116,558)
Impairment	(17,613)	(17,613)	(2,728)
	1,400,073	1,230,380	190,562
Construction-in-progress	92,545	92,545	14,333
	1,492,618	1,322,925	204,895

Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB135,426 and RMB120,883 (US$18,722) for the six months periods ended June 30, 2020 and 2021, respectively.

The carrying amounts of property and equipment pledged by the Company to secure banking borrowings (Note 11) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Property	264,784	258,843	40,090
Leasehold improvements	90,947	171,943	26,631
Computer and network equipment	40,871	171,998	26,639
Office equipment	—	829	128
Construction-in-progress	238,771	—	—

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7.	INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Operating Permits	Customer relationships	Licenses	Supplier relationships	Trade names	Customer contract	Internal use software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2020	42,727	65,123	97,244	88,040	3,498	13,996	84,778	—	15,189	410,595
Additions	12,893	—	274,904	—	—	—	—	66,708	8,684	363,189
Foreign currency translation difference	(32)	(4,213)	—	—	—	—	—	—	—	(4,245)
Amortization expense	(13,689)	(8,403)	(5,189)	(24,854)	(385)	(3,074)	(5,813)	(3,602)	(7,681)	(72,690)
Impairment	—	(38,654)	—	—	—	—	—	—	—	(38,654)
Intangible assets, net December 31, 2020	41,899	13,853	366,959	63,186	3,113	10,922	78,965	63,106	16,192	658,195
Additions	19,014	—	—	—	—	—	—	12	5,042	24,068
Foreign currency translation difference	(9)	(138)	—	—	—	—	—	—	—	(147)
Amortization expense	(7,928)	(1,112)	(6,300)	(12,427)	(192)	(1,537)	(2,907)	(3,589)	(4,872)	(40,864)
Intangible assets, net June 30, 2021	52,976	12,603	360,659	50,759	2,921	9,385	76,058	59,529	16,362	641,252
Intangible assets, net June 30, 2021 (US$)	8,205	1,952	55,858	7,862	452	1,454	11,780	9,220	2,534	99,317

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7.	INTANGIBLE ASSETS, NET (CONTINUED)

Contract backlog relate to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Customer contract related to existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived over the contractual period of the existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses mainly represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade names mainly relate to the trade names of Dermot Entities. Operating permits relate to the government authorized high-capacity utilities from the assets acquisitions.

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 36 years.

Amortization expenses were approximately RMB33,052 and RMB40,864 (US$6,329) for the six months periods ended June 30, 2020 and 2021, respectively.

8.	LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Cost	278,138	332,089	51,434
Accumulated amortization	(22,765)	(26,813)	(4,153)
Land use rights, net	255,373	305,276	47,281

The carrying amounts of land use rights pledged by the Company to secure banking borrowings (Note 11) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Land use rights	141,000	138,414	21,438

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Balance at the beginning of the year/period	989,530	994,993	154,105
Additions	5,463	—	—
Balance as the end of the year/period	994,993	994,993	154,105

As of December 31, 2020 and June 30, 2021, the Company has performed a qualitative assessment for hosting and related services reporting unit and no impairment loss was recorded.

10.	LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Equity investments without readily determinable fair values	17,137	17,137	2,654
Equity method investments	116,667	96,757	14,986
Available-for-sale debt investments	1,713	1,621	251
	135,517	115,515	17,891

Equity investments without readily determinable fair values

The investment income comprised of dividend income of RMB618 and RMB661 (US$102), and disposal gain of RMB257 and nil for the six months periods ended June 30, 2020 and 2021, respectively.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

10.     LONG-TERM INVESTMENTS (CONTINUED)

Equity method investments

	As of December 31, 2020			Increase (decrease) during the six months periods ended June 30, 2021		As of June 30, 2021
	Cost of investments	Share equity gain (loss)	Investments in equity investee	Cost of investments	Share equity loss	Cost of investments	Share equity loss	Investments in equity investee	Investments in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	1,683	102,683	—	(22,066)	101,000	(20,383)	80,617	12,486
Jingliang Inter Cloud	6,000	(2,831)	3,169	—	(2,147)	6,000	(4,978)	1,022	158
Jingliang Century Cloud	4,000	—	4,000	—	—	4,000	—	4,000	620
ZJK Energy	5,907	(2,748)	3,159	—	(125)	5,907	(2,873)	3,034	470
WiFire Entities	20,000	(20,000)	—	—	—	20,000	(20,000)	—	—
Qidi Chengxin	3,930	(274)	3,656	—	(99)	3,930	(373)	3,557	551
BJ Xinhulian	—	—	—	5,000	(473)	5,000	(473)	4,527	701
	140,837	(24,170)	116,667	5,000	(24,910)	145,837	(49,080)	96,757	14,986

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner with an amount of RMB50,500. In December 2013, the Company made the second tranche of investment of another amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2020 and June 30, 2021. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments — Equity Method (“ASC 323-10”).

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

11.     BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Short-term bank borrowings	34,000	—	—
Long-term bank borrowings, current portion	68,500	103,950	16,100
Other long-term borrowings, current portion	111,828	129,498	20,056
	214,328	233,448	36,156
Long-term bank borrowings, non-current portion	605,119	1,291,628	200,048
Other long-term borrowings, non-current portion	281,877	301,929	46,763
Total borrowings	1,101,324	1,827,005	282,967

The short-term bank borrowings outstanding as of December 31, 2020 bore a weighted average interest rate of 4.46% per annum, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2020 and June 30, 2021 bore a weighted average interest rate of 5.61% and 5.35% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2020 and June 30, 2021, unused loan facilities for bank borrowings and other borrowings amounted to RMB1,574,556 and RMB1,634,074(US$253,086), respectively.

Borrowings as of December 31, 2020 and June 30, 2021 were secured by the following:

December 31, 2020

Short-term bank borrowings	Secured by
(RMB)
34,000	Unsecured borrowings.

34,000

Long-term borrowings (including current portion)	Secured by
(RMB)
404,781	Secured by subsidiary’s property and equipment and land-use right with net book value of RMB505,004 and RMB40,034, respectively.
271,861	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB130,369 and RMB100,966, respectively (Note 6/Note 8), and a subsidiary’s stock.
190,682	Unsecured borrowing.
100,000	Secured by a subsidiary’s stock and the restricted cash of RMB104,400.
100,000	Secured by a subsidiary’s stock.
1,067,324

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

11.     BORROWINGS (CONTINUED)

June 30, 2021

Long-term borrowings (including current portion)	Secured by
(RMB)
563,700	Secured by a subsidiary’s stock
639,392	Secured by subsidiary’s property and equipment and land-use right with net book value of RMB476,320 (US$73,773) and RMB39,829 (US$6,169), respectively (Note 6/Note 8).
269,233	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB127,293 (US$19,715) and RMB98,585 (US$15,269), respectively (Note 6/Note 8), and a subsidiary’s stock.
257,180	Unsecured borrowing
97,500	Secured by a subsidiary’s stock and the restricted cash of RMB103,377 (US$16,000).

1,827,005

12.     ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Payables for purchase of property, equipment and software	1,148,742	988,459	153,093
Payroll and welfare payable	204,732	207,786	32,182
Amounts due to the original shareholder for acquired entities*	66,466	13,966	2,163
Interest payable	37,799	35,110	5,438
Accrued service fee	47,572	47,832	7,408
Payables for acquisitions	47,805	47,805	7,404
Other payables on behalf of customers	—	8,704	1,348
Payables for office supplies and utilities	38,485	33,626	5,208
Value-added tax and other taxes payable	10,473	19,296	2,989
Others	29,489	41,300	6,396
	1,631,563	1,443,884	223,629

*This represented the balance of unpaid cash consideration and the payables in other current liabilities due to original shareholders related to the acquisition of SH Shuzhong (Note 3) and Langfang Huahai Internet Technology Co., Ltd. (“LF Huahai”).

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)?m

13.     LEASES

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to building, office facilities and equipment and the rights to use the land in the PRC. For leases with terms greater than 12 months, the Company records the related asset and liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

For the six months periods ended June 30, 2020 and 2021, lease cost for finance leases capitalized was immaterial.

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Lease cost
Finance lease cost:
Depreciation	135,426	120,883	18,722
Interest expenses	70,413	63,723	9,869
Operating lease cost	230,091	259,770	40,233
Total lease cost	435,930	444,376	68,824

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the six months periods ended June 30, 2020 and 2021.

14.     BONDS PAYABLE

The aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable and bank and other borrowings (Note 11) in the succeeding five years and thereafter, are summarized in the following table:

	RMB	US$
For the remaining year ending December 31, 2021	2,062,852	319,495
For the year ending December 31,
2022	272,209	42,160
2023	212,679	32,940
2024	270,960	41,966
2025	275,084	42,605
2026	237,570	36,795
2027 and thereafter	483,553	74,893

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

15.     PERPETUAL CONVERTIBLE PREFERRED SHARES

In June 2020, the Company issued 150,000 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) at the subscription price of US$1,000 per subscribed share for a total cash consideration of US$150,000.

The significant terms of the Series A Preferred Shares are summarized as follows:

Dividends

From and after the original issuance date, cumulative dividends on each Series A Preferred Share will accrue in arrears at the dividend rate of 4.5% per annum on the original issuance price of US$1,000 per subscribed share. All accrued dividends on any Series A Preferred Share will be paid in cash, when, as and if declared by the Board of Directors out of funds legally available therefor or upon a liquidation of the Company.

Holders of the Series A Preferred Shares will also be entitled to receive any dividends declared by the Board of Directors on a pro rata basis with the ordinary shares determined on an as-converted basis. The dividends or distributions shall be distributed among all holders of ordinary shares and Series A Preferred Shares in proportion to the number of ordinary shares that would be held by each such holder if all Series A Preferred Shares had been converted to ordinary shares as of the record date fixed for determining those entitled to receive such distribution.

For dividends on cumulative preferred stock classified in permanent equity, dividends are not recognized until declared by the Board of Directors. RMB28,727 (US$4,449) dividend was declared by the Company on the conversion date.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any distribution or payment out of the assets of the Company will be made to the holders of ordinary shares at a preferential amount in cash equal to the greater of (i) the aggregate original issuance price of US$1,000 per Series A Preferred Shares, plus any unpaid, accrued and accumulated dividends on all such Series A Preferred Shares (whether or not declared) and (ii) the aggregate value that such holders of Series A Preferred Shares would have received had all holders of Series A Preferred Shares, immediately prior to such Liquidation, converted all Series A Preferred Shares then outstanding (together with any unpaid, accrued and accumulated dividends thereon) into Class A ordinary shares at the applicable conversion price then in effect.

If the Company has insufficient assets to pay the holders of the Series A Preferred Shares the full preferential amount, (a) the holders of the Series A Preferred Shares will share ratably in any distribution of the remaining assets of the Company in proportion to the respective full preferential amounts which would otherwise be payable to each such holder in full, and (b) the Company will not make or agree to make, or set aside for the benefit of the holders of ordinary shares, any payments to the holders of ordinary shares.

Conversion

Series A Preferred Shares can be converted at any time at the option of the holder into Class A ordinary shares by dividing the original issuance price plus any unpaid, accrued and accumulated dividends up to, but excluding, the conversion date by the conversion price in effect immediately prior to such conversion. Series A Preferred Shares will be mandatorily converted into Class A ordinary shares at any time after six months from the original issuance date when the daily volume-weighted average price of the ADS (“VWAP”) of certain period equals or exceeds the 200% of the conversion price per ADS (“Conversion Threshold”).

Conversion price is initially, US$2.8333 per Class A Ordinary Shares or US$17.00 per ADS and is subject to additional adjustments if the Company makes certain dilutive issuances of shares.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

15.      PERPETUAL CONVERTIBLE PREFERRED SHARES (CONTINUED)

Voting

Each Series A Preferred Shares holder will be entitled to a number of vote equal to the number of Class A ordinary shares then issuable upon its conversion into Class A ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date when such vote is taken or any written consent of shareholders is solicited.

Accounting for the Series A Preferred Shares

The Series A Preferred Shares are classified as permanent equity and initially recorded at the issuance price at the time of closing. There were no embedded features that qualified for bifurcation and separate accounting in accordance with ASC 815-10, Derivatives and Hedging. As the time of closing, beneficial conversion features with the amount of RMB470,643 was recorded as a reduction to the respective preferred shares with an offsetting credit to additional paid-in capital and recognized immediately as the accretion of the beneficial conversion option discount to income available for ordinary shareholders.

On March 1, 2021, 150,000 Series A Preferred Shares all has been converted into 54,507,816 Class A Ordinary Shares at the conversion price US$17.00 per ADS.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

16.      CONVERTIBLE PROMISSORY NOTES

2025 Convertible Notes

During the six months period ended June 30, 2020, the Company entered into agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. (the “Purchasers”) to issue the Company’s convertible promissory note (the “2025 Convertible Notes”) for total gross proceeds of US$200,000. The 2025 Convertible Notes will mature in five years and, bear interest at the rate of 2% per annum from the issuance date which will be payable semiannually in arrears in cash.

Conversion

Purchasers have the option to convert all or a portion of the outstanding 2025 Convertible Notes and any accrued and unpaid interest, into ADSs at the conversion price at any time. The conversion price will initially be US$12.00 per ADS or will be subject to customary adjustments when the decrease in VWAP exceeds certain threshold. In addition, the conversion price will be adjusted in the event when the Company makes certain dilutive issuances of shares.

Redemption upon maturity

Unless previously redeemed or converted, the Company shall redeem the 2025 Convertible Notes on the maturity date in an amount equal to the sum of (i) 115% of the then outstanding principal amount of the 2025 Convertible Notes and (ii) the interest accrued but unpaid on the maturity date. The Company may not redeem the 2025 Convertible Notes at its option prior to the maturity date.

Early redemption at the option of the Purchasers

If any portion of the outstanding principal amount of the 2025 Convertible Notes has not been converted by the third anniversary of the date of issuance of the 2025 Convertible Notes, the Purchasers at their sole discretion will have the right to require the Company to redeem, in whole or in part, the outstanding principal amount of the 2025 Convertible Notes which has not been converted previously in an amount equal to the sum of (i) 109% of the outstanding principal amount and (ii) the interest accrued but unpaid on the outstanding principal amount.

The Company elected to account for the 2025 Convertible Notes at fair value as a whole. Issuance costs including underwriting commissions and offering expenses were approximately RMB18,932, which were recognized in earnings as incurred.

During the six months period ended June 30, 2021, Purchasers of the 2025 Convertible Notes exercised the right to convert 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB1,636,453 (US$253,454).

The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. The Company elected the fair value option in accordance with ASC 825 to subsequently remeasure the 2025 Convertible Notes.

As of December 31, 2020 and June 30, 2021, the fair value of the remaining 2025 Convertible Notes was RMB3,014,057 and RMB936,094 (US$144,982), respectively. The changes in fair value (loss) gain of convertible promissory notes of RMB(1,612,054) and RMB415,466 (US$64,347) were recognized in the changes in the fair value of convertible promissory notes in the consolidated statement of operations for the six months periods ended June 30, 2020 and 2021, respectively. The fair value changes related to instrument-specific credit risk is nil and nil for the six months periods ended June 30, 2020 and 2021, respectively.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

16.     CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2026 Convertible Notes

In January 2021, the Company issued US$600,000 principal amount 0.00% convertible senior notes including US$75,000 sold upon the exercise of the over-allotment option (the “2026 Convertible Notes”). The 2026 Convertible Notes will mature on February 1, 2026 unless redeemed, repurchased or converted prior to such date.

Holders may convert their 2026 Convertible Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of ADSs’, each representing four Class A ordinary shares of the Company, par value US$0.00001 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of the 2026 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2026 Convertible Notes for a tax or optional redemption; or (4) upon the occurrence of specified corporate events. On or after August 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2026 Convertible Notes at any time. Upon conversion, the Company will pay or deliver , as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. If the Company satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and ADSs, the amount of cash and ADSs, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis for each trading day in a 40 trading day observation period.

The initial conversion rate of the 2026 Convertible Notes is 18.3574 of the Company’s ADS per US$1,000 principal amount of the 2026 Convertible Notes (which is equivalent to an initial conversion price of approximately US$54.47 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date, if a make-whole fundamental change occurs prior to the maturity date of the 2026 Convertible Notes, or under certain circumstances upon a tax redemption or the Company’s optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2026 Convertible Notes in connection with such corporate event, such make-whole fundamental change or such notice of tax redemption or notice of optional redemption, as the case may be. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs (plus cash in lieu of a fractional ADS) or a combination of cash and ADSs, at its election. The conversion option may be settled in cash, ADSs, or a combination of cash and ADSs at the Company’s option.

The Company may not redeem the 2026 Convertible Notes prior to February 6, 2024 unless certain tax-related events occur. On or after February 6, 2024 and on or prior to the 40th scheduled trading day immediately before the maturity date, the Company may redeem for cash all or part of the 2026 Convertible Notes, at its option, if the last reported sale price of the Company’s ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption; and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the notes have the right to require the Company to repurchase for cash all of their 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes. The redemption price will equal 100% of the principal amount of the 2026 Convertible Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but not including, the redemption date. No sinking fund is provided for the 2026 Convertible Notes.

The Company early adopted ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), starting on January 1, 2021 using modified retrospective transition method applied to those transactions outstanding as of January 1, 2021. ASU 2020-06 simplified an issuer’s accounting for convertible instrument by eliminating the cash conversion and beneficial conversion feature models in ASC 470-20, Debt with Conversion and Other Options, that requires separate accounting for such conversion features. Results for reporting periods beginning after January 1, 2021 are presented under ASU 2020-06, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting. The impact of adopting the new guidance was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2021.

The 2026 Convertible Notes was accounted for as one unit of liability account using amortized cost method under ASU 2020-06, with no embedded derivative features being bifurcated.

The gross proceeds from issuance of the 2026 Convertible Notes were US$600,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$13,398, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

17.     SHARE-BASED COMPENSATION

Option granted to employees

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2010 (the “2010 Plan”). Under the 2010 Plan, the Company may grant options and RSUs to its employees, directors and consultants to purchase an aggregate of no more than 39,272,595 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The 2010 Plan is administered by the Board of Directors or the Compensation Committee of the Board as set forth in the 2010 Plan (the “Plan Administrator”). All share options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

In order to further promote the success and enhance the value, the Company adopted a share incentive plan in 2014 (the “2014 Plan”). Under the 2014 Plan, the Company may issue an aggregate of no more than 20,461,380 shares (“Maximum Number”) and such Maximum Number should be automatically increased by a number that is equal to 15% of the number of new shares issued by the Company from time to time. The maximum aggregate number of ordinary shares to be issued under 2014 Plan was subsequently amended to 39,606,817, as approved by the Board of Directors and shareholders of the Company on October 30, 2015. All share options, restricted shares and restricted share units to be granted under the 2014 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

In order to continuously attract and retain talents, the Company adopted a share incentive plan in 2020 (the “2020 Plan”). Under the 2020 Plan, the Company is authorized to issue an aggregate of 46,560,708 Class A ordinary shares of the Company (equal to the sum of (i) 5% of the Company’s share capital as of the date hereof, calculated on an as-converted basis by taking into consideration all the convertible promissory notes issued and to be issued by the Company, and (ii) 7,562,532 Class A ordinary shares reserved under the “2010 Plan” and “2014 Plan” for future grants) will be reserved for future issuance. After adoption of the 2020 Plan, the Company will cease to grant any new awards under the 2010 Plan and 2014 Plan while the 2010 Plan and 2014 Plan and outstanding awards granted thereunder will remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereto. The 2020 Plan was approved by the Board of Directors and shareholder of the Company on May 13, 2020.

Total share-based compensation expenses relating to share options and RSUs granted to employees recognized for the six months periods ended June 30, 2020 and 2021 were as follows:

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Cost of revenues	1,029	7,570	1,172
Sales and marketing expenses	1,791	20,912	3,239
General and administrative expenses	28,757	33,518	5,191
Research and development expenses	85	362	57
	31,662	62,362	9,659

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

18.      TAXATION

The income tax expenses for the six months periods ended June 30, 2020 and 2021 were RMB42,896 and RMB66,798 (US$10,346), respectively.

The Company's effective tax rates for the six months periods ended June 30, 2020 and 2021 were negative 2.5% and positive 15.0%, respectively. The difference was primarily explained by changes to the nontaxable income from overseas and changes of certain loss position entities. The difference between effective tax rate and the PRC statutory tax rate of 25% was due to international rate differences and change in valuation allowance on deferred tax assets by certain subsidiaries of the Company.

The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidences including future reversals of existing taxable temporary differences, the adequacy of future taxable income exclusive of reversing temporary differences, and verifiable tax planning. The estimated future taxable income involves significant assumptions of forecasted revenue growth that take into consideration of the Company’s historical financial results, its plan of expanding operating capacity as well as current industry trends.

As of December 31, 2020 and June 30, 2021, the Company had gross unrecognized tax benefits of RMB68,696 and RMB71,835 (US$11,126), respectively. The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The Company has elected to record interest and penalties related to income taxes as a component of income tax expense. As of December 31, 2020 and June 30, 2021, the Company’s accrued interest and penalties related to uncertain tax positions were not material.

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries. Accordingly, the PRC tax filings from 2016 through 2020 remain open to examination by the respective tax authorities.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.     RELATED PARTY TRANSACTIONS

a)       Related parties *

Name of related parties	Relationship with the Company
Xiaomi Ventures Limited (“Xiaomi”), Xiaomi Communication Technology Co.,Ltd., and its subsidiary, Beijing Xiaomi Mobile Software Co., Ltd. (collectively, “Xiaomi Group”) (2)	A group controlled by principal shareholder of the Company before December 30, 2020

King Venture Holdings Limited (“King Venture”) and Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (1)	A company controlled by principal shareholder of the Company before December 30, 2020

Beijing Tuspark Harmonious Investment Development Co., Ltd. (“Tuspark Harmonious”)(5)	A company controlled by controlling shareholder of the Company before April 13, 2021

Ziguang Financial Leasing Co., Ltd. (“Ziguang Finance Leasing”)(5)	A company controlled by controlling shareholder of the Company before April 13, 2021

Qidi Bus (Beijing) Technology Co., Ltd. (“Qidi Tech”)(5)	A company controlled by controlling shareholder of the Company before April 13, 2021

Beijing Qidi Yefeng Investment Co., Ltd. (“Beijing Qidi Yefeng”)(5)	A company controlled by controlling shareholder of the Company before April 13, 2021

Beijing Huaqing Property Management Co., Ltd. (“Beijing Huaqing”)(5)	A company controlled by controlling shareholder of the Company before April 13, 2021

Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary the Company

Shanghai Puping Information Technology Co., Ltd. (“Shanghai Puping”)(4)	A company controlled by minority shareholder of the Company

Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company

Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”)(3)	Equity investee of the Company

Apurimac Partners Limited (“APL”)	A company controlled by an officer of the Company

Asialeads Capital (Cayman) Limited	A company in which a director of the Company acts as an executive

*	These are the related parties that have engaged in significant transactions with the Company for six months periods ended June 30, 2020 and 2021.

(1)	These companies are ultimately controlled by the same party. King Venture made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.

(2)	These companies are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.

(3)	CYSD was disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as related parties as of December 2020 and June 2021.

(4)	Shanghai Puping is controlled by Waburg Pincus, a significant noncontrolling shareholder of the Company.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.     RELATED PARTY TRANSACTIONS (CONTINUED)

(5)      These companies are ultimately controlled by the same party. Tuspark Innovation Venture Ltd. ("Tuspark Innovation") was the controlling shareholder as of December 31, 2020. These companies ceased to be related parties as the Company repurchased shares from Tuspark Innovation on April 13, 2021.

b)       Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months periods ended June 30, 2020 and 2021:

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Services provided to:
- Jingliang Inter Cloud	443	480	74
- Xiaomi Group	248,414	—	—
- Qidi Tech	3,478	—	—
- BJ Kingsoft	30	—	—
- Others	431	10	2

Services provided by:
- CYSD	19,459	19,459	3,014
- APL(1)	11,469	—	—
- Jingliang Inter Cloud	3,958	—	—
- BJ Kingsoft	2,316	—	—
- Beijing Huaqing	1,596	1,254	194
- Others	201	1,023	158

(1)      The service provided by APL consisted of advisory services for issuing perpetual convertible preferred shares in 2020 and nil in 2021.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.     RELATED PARTY TRANSACTIONS (CONTINUED)

b)       Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months periods ended June 30, 2020 and 2021 (continued):

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Loan to:
- Shanghai Puping	48,449	—	—

Lease payment paid to:
- Ziguang Finance Leasing	13,851	10,431	1,616
- Beijing Qidi Yefeng	1,938	2,154	334

During the six months period ended June 30, 2020, the Company entered into an agreement with Asialeads Capital (Cayman) Limited to purchase the Company’s convertible promissory notes for total gross proceeds of US$50,000.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.      RELATED PARTY TRANSACTIONS (CONTINUED)

c)       The Company had the following related party balances as of December 31, 2020 and June 30, 2021:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Amounts due from related parties:
Current:
- Shanghai Puping	62,531	62,531	9,685
- SH Shibei	9,800	9,800	1,518
- Ziguang Finance Leasing	2,042	—	—
- Others	1,146	1,264	195
	75,519	73,595	11,398

Non-current:
- Tuspark Harmonious	11,863	—	—
- Ziguang Finance Leasing	6,289	—	—
- Beijing Qidi Yefeng	1,124	—	—
- Others	1,286	—	—
	20,562	—	—

Amounts due to related parties:
Current:
- Ziguang Finance Leasing	31,681	—	—
- Tuspark Harmonious	13,557	—	—
- Beijing Qidi Yefeng	4,410	—	—
- APL	783	775	120
- Others	576	1,820	282
	51,007	2,595	402

Non-current:
- Tuspark Harmonious	715,992	—	—
- Ziguang Finance Leasing	22,247	—	—
- Beijing Qidi Yefeng	9,507	—	—
	747,746	—	—

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.     (LOSS) EARNING PER SHARE

Basic and diluted (loss) earning per share for the six months periods ended June 30, 2020 and 2021 presented were calculated as follows:

	For the six months periods ended June 30,
	2020	2021
	RMB	RMB	US$
Numerator:
Net (loss) earning	(1,786,299)	379,493	58,775
Net income attributable to noncontrolling interest	(4,814)	(8,300)	(1,286)

Net (loss) earning attributable to the Company	(1,791,113)	371,193	57,489
Deemed distribution to perpetual convertible preferred shareholders	(470,643)	—	—
Dividend distribution to perpetual convertible preferred shareholders	—	(5,921)	(917)

Net (loss) earning attributable to ordinary shareholders - Basic	(2,261,756)	365,272	56,572

Changes in the fair value of convertible promissory notes	—	(415,466)	(64,347)
Adjusted interest for convertible promissory notes	—	5,341	827
Net loss attributable to ordinary shareholders -Diluted	(2,261,756)	(44,853)	(6,948)

Denominator:

Weighted average number of shares outstanding— basic	660,543,890	863,960,057	863,960,057
Weighted average number of shares outstanding— diluted	660,543,890	905,136,178	905,136,178
(Loss) earning per share—Basic:
Net (loss) earning	(3.42)	0.42	0.07
	(3.42)	0.42	0.07

Loss per share—Diluted:
Net loss	(3.42)	(0.05)	(0.01)
	(3.42)	(0.05)	(0.01)

For the six months ended June 30, 2021, share options, RSUs granted to employees, the Company’s series A preferred shares (Note 15) and 2026 Convertible Notes (Note 16) were anti-dilutive and excluded from the calculation of diluted net (loss) earnings per share.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SHARE CAPITAL

During the six months period ended June 30, 2021, Purchaser of the 2025 Convertible Notes exercised the right to convert approximately 42.3% of the total principal amount issued to 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS.

On March 1, 2021, all 150,000 Series A perpetual convertible preferred shares has been converted into 54,507,816 Class A Ordinary Shares.

In April 2021, the Company repurchased from Tuspark Innovation Venture Ltd., (“Tuspark”) 48,634,493 Class B ordinary shares for an aggregate purchase price of US$260.0 million. The repurchase price was at US$5.346 per ordinary share, or US$32.076 per ADS. 48,634,493 Class B ordinary shares were cancelled immediately.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.	FAIR VALUE MEASUREMENTS

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Cash equivalents, time deposits, bonds payable and 2026 Convertible Notes are classified within Level 1 because they are valued by using quoted market prices.

The contingent considerations for the acquired businesses, 2025 Convertible Notes, liability classified RSU and long-term investments are classified within Level 3. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The fair value of liability classified RSU was estimated using the share price and exchange rate that the Company estimates to be settled in shares. The fair value of 2025 Convertible Notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility determined from the Company’s historical stock prices, the remaining maturity term and the discount rate.

The Company measures equity investments elected to use the measurement alternative at fair value on a non-recurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.	FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis were summarized below:

	Fair value measurement using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2020
	RMB	RMB	RMB	RMB
Cash equivalents:
- Time deposits	645,879	—	—	645,879

Short-term investments:
- Time deposits	285,872	—	—	285,872
Long-term investments
- Available-for-sale debt securities	—	—	1,713	1,713

Assets	931,751	—	1,713	933,464

Short-term borrowings:
- Current portion of bonds payable	1,998,088	—	—	1,998,088
Convertible promissory notes:
- 2025 Convertible Notes	—	—	3,014,057	3,014,057

Other liabilities:
- Liability classified RSU	—	—	—	—

Liabilities	1,998,088	—	3,014,057	5,012,145

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at June 30, 2021
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Time deposits	589,694	—	—	589,694	91,332

Short-term investments:
- Time deposits	12,920	—	—	12,920	2,001

Assets	602,614	—	—	602,614	93,333

Short-term borrowings:
- Current portion of bonds payable	1,944,619	—	—	1,944,619	301,183
Convertible promissory notes:
- 2025 Convertible Notes	—	—	936,094	936,094	144,982
- 2026 Convertible Notes	3,348,528	—	—	3,348,528	518,621

Liabilities	5,293,147	—	936,094	6,229,241	964,786

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Liability classified RSU
RMB
Fair value at January 1, 2020	2,109
Reclassification to equity	(2,109)
Reversal	—
Transfers in and/or out of Level 3	—

Fair value at December 31, 2020	—

Reclassification to equity	—
Reversal	—
Transfers in and/or out of Level 3	—

Fair value at June 30, 2021	—

Fair value at June 30, 2021 (US$)	—

Convertible promissory notes – 2025 Convertible Notes
RMB
Convertible promissory notes fair value (Note 16)	3,014,057

Foreign exchange gain	(26,044)

Changes in the fair value	(415,466)

Conversion of 2025 Convertible Notes	(1,636,453)

Fair value at June 30, 2021	936,094

Fair value at June 30, 2021 (US$)	144,982

Assets measured at fair value on a non-recurring basis

The Company measures certain non-financial assets on a non-recurring basis. The Company’s non-financial long-lived assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. The fair values of non-financial long-lived assets were measured under income approach, based on the Company’s best estimation which primarily includes significant unobservable inputs (level 3) such as future cash flows and discount rate.

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of June 30, 2021, the Company had the following commitments to purchase certain computer and network equipment and construction-in-progress:

	RMB	US$
For the remaining year ending December 31,
2021	818,789	126,814
For the year ending December 31,
2022	6,697	1,037
2023	1,982	307
2024	—	—
2025	—	—
2026 and thereafter	3,230	500

	830,698	128,658

Bandwidth and cabinet capacity purchase commitments

As of June 30, 2021, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
For the remaining year ending December 31,
2021	408,420	63,256
For the year ending December 31,
2022	233,524	36,168
2023	7,444	1,153
2024	2,198	340
2025	2,074	321
2026 and thereafter	4,391	680

	658,051	101,918

VNET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Income Taxes

As of June 30, 2021, the Company had recognized an accrual of RMB71,835 (US$11,126) for unrecognized tax benefits and its interest (Note 18). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

24.	SUBSEQUENT EVENTS

On July 2, 2021, the Company through its subsidiary, Shenzhen Cloud Native Technology Co., Ltd (“SZ Cloud Native”), entered into a share purchase agreement to acquire 100% of the equity interests in Beijing TenxCloud Technology Co., Ltd. (“BJ TenxCloud”). The purpose of the acquisition is to strengthen the Company’s leading position in carrier- and cloud-neutral IDC service.

On August 1, 2021, the Company through its subsidiary, Jiwa Senlin (Beijing)Engineering Co.,Ltd. (“Jiwa Engineering BJ”), entered into a share purchase agreement to acquire 100% of the equity interests in Zhongke Bauhinia Technology Co., Ltd. (“Zhongke Bauhinia ”). The purpose of the acquisition is to establish data center with the acquired property.